Exhibit 23.1

INDEPENDENT AUDITOR’S CONSENT

The Board of Directors
DAC Technologies Group International, Inc.
Little Rock, Arkansas

Re: Registration Statement on Form SB-2
to be filed February 4, 2005

We consent to the use in this Registration Statement of DAC Technologies Group International, Inc. on Form SB-2 of our report dated February 18, 2004, on the consolidated financial statements of DAC Technologies Group International, Inc. appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

Certified Public Accountants

Little Rock, Arkansas
February 2, 2005

An independently owned and operated member of Moore Stephens North America, Inc. - members in principal cities throughout North America Moore Stephens North America, Inc., is a member of Moore Stephens International Limited - members in principal cities throughout the world